EXHIBIT D-4


                               STATE OF MINNESOTA

                                   BEFORE THE

                      MINNESOTA PUBLIC UTILITIES COMMISSION

IN THE MATTER OF A REQUEST FOR     )
APPROVAL OF THE MERGER OF          )    DOCKET NO.
INTERSTATE POWER COMPANY           )               ------------
AND IES UTILITIES INC.             )


                         PETITION FOR APPROVAL OF MERGER
                         -------------------------------

     The proposed merger between Interstate Power Company, an operating public utility incorporated under the laws of the State of Delaware ("IPC") and IES Utilities Inc., an operating public utility incorporated under the laws of the State of Iowa ("IES") will create an enterprise well-positioned to serve customers in an increasingly competitive energy industry. IPC and IES offer electric and gas rates that are among the lowest in the country in comparison to other investor-owned utilities. The merger will achieve continued competitive energy rates for residential and business customers, strengthening the communities they serve and the regional economy.

I.   MISCELLANEOUS FILING REQUIREMENTS INFORMATION

     Pursuant to Minn. Rules 7829.1300, subp. 4, 7825.3200, subp. B, 7825.3500,
7825.1800, and 7825.1400 IPC provides the following information:

     A.   NAME AND ADDRESS AND TELEPHONE NUMBER OF UTILITY

          Interstate Power Company
          1000 Main Street
          Dubuque, IA  52001
          (319) 582-5421


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     B.   NAME, ADDRESS AND TELEPHONE NUMBER OF UTILITY ATTORNEY

          Kent M. Ragsdale
          Managing Attorney
          Alliant Energy Corporate Services Inc.
          200 First Street S.E.
          P. O. Box 351
          Cedar Rapids, Iowa 52406
          319.398.7765

     C.   DATE OF FILING AND DATE PROPOSED RATES TAKE EFFECT

     The date of this filing is March 31, 2000. IPC requests approval of the merger as soon as reasonably practicable. To allow for timely implementation of the savings and benefits to be realized from the merger, IPC hopes to receive all necessary state and federal regulatory approvals in the fourth quarter of 2000.

     D.   STATUTE CONTROLLING TIME FRAME FOR PROCESSING FILING

     Minn. Stat. Sects. 216B.50 and 216B.10 are the primary statutes which control this petition. IPC does not assert these statutes set forth a time limit for regulatory approval.

     E.   UTILITY EMPLOYEE RESPONSIBLE FOR FILING

          Dale R. Sharp
          President
          Interstate Power Company
          1000 Main Street
          Dubuque, IA  52001
          319.557.2224

     Minn. Rule 7829.1300, subp. 2, requires that a one-paragraph summary of the filing be served upon the general service list. The summary can be found at Attachment D.


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     F.   STATEMENT WITH RESPECT TO "AFFILIATED INTERESTS"

     At the date hereof, IPC is not aware of any person who may be deemed an "affiliated interest" within the meaning of Minnesota Statutes, Section 216B.48, Subdivision 1, who has received or is entitled to receive a fee for services in connection with the negotiations or consummation of the issuance of the securities which are the subject of this Petition, or for services in securing underwriters, sellers or purchasers of such securities. IPC is not aware of any investment banking firm which presently is an "affiliated interest" of IPC.

II.  REQUESTED APPROVALS

     IPC hereby requests authorization from the Minnesota Public Utilities Commission ("Commission" or "MPUC") to complete the merger transaction with IES. All necessary approvals required under Minn. Stat. Chapter 216B are requested as soon as is reasonably possible consistent with the Commission's duties and responsibilities, including the particular approvals set forth below.

     Under Minn. Stat. Sec. 216B.50 and regulations thereunder, IPC requests authorization for the merger transactions that are required to achieve the corporate structure contemplated by the Agreement and Plan of Merger ("Agreement") found at Attachment D, Exhibit I.

     This Petition relates to the proposed combination of IES and IPC into a single entity to be known after the combination as Interstate Power and Light Company ("IP&L"). IPC and IES are both operating as public utilities and are both wholly owned subsidiaries of Alliant Energy Corporation ("Alliant Energy"),


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a registered public utility holding company. Both utilities provide retail natural gas services and electrical services on a retail and wholesale basis.

     Alliant Energy was formed on April 21, 1998 as a result of the merger between WPL Holdings, Inc. ("Holdings"), IES Industries Inc. ("Industries") and IPC. Alliant Energy is a registered public utility holding company and is regulated by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended.

     Alliant Energy's public utility subsidiaries are Wisconsin Power and Light Company ("WPL"), IES, IPC and South Beloit, Water, Gas and Electric Company ("SBWGE"). Together these companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. In addition, WP&L provides water service to approximately 35,000 customers in Wisconsin and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Services"), a subsidiary service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant Energy's investments in non-utility subsidiaries.

     On November 10, 1995, Holdings, a holding company incorporated under the laws of the State of Wisconsin, Industries, a holding company incorporated under the laws of the State of Iowa; and Applicant IPC, entered into an Agreement and Plan of Merger. After the effective date of the Merger, the name of Holdings was


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changed to Interstate Energy Corporation ("IEC"). At its 1999 annual meeting IEC changed its name to Alliant Energy Corporation.

     Under the terms of the Alliant Energy Merger Agreement, IPC, IES, a wholly-owned subsidiary of Industries operating as an electric and gas public utility in Iowa; and WPL, a wholly-owned subsidiary of Holdings operating as an electric and gas public utility in Wisconsin became wholly-owned subsidiaries of IEC. SBWGE remained a wholly owned subsidiary of WPL.

     Under the terms of the Alliant Energy Merger, Alliant Energy has been able to consolidate certain corporate and administrative functions of Holdings, Industries and IPC, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and information systems. Other significant cost savings have included reduced corporate and administrative programs, reduced electric production costs, non-fuel purchasing economies, lower gas supply costs, and other avoided or reduced operation and maintenance costs, such as the deferral of costs associated with adding new generating capacity. The Minnesota public utility functions and operations of IPC have continued to be owned and operated by Applicant subject to the MPUC's jurisdiction.

     The Commission approved the Alliant Energy merger on March 24, 1997 in Docket No. E, G-001/PA-96-184. Also by its Order of October 15, 1999, in Docket No. E,G-001/AI-99-1163, the Commission approved the service company agreements for Alliant Energy, as amended.


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     During the Alliant Energy merger process, IPC, IES and WPL jointly filed with the Federal Energy Regulatory Commission ("FERC") in Docket No. ER96-2560-000 a related System Coordination and Operating Agreement ("SCOA") to govern on a single system basis the coordinated operations and joint planning of Applicants' electric generation and transmission facilities, including joint dispatch and resource acquisition.

     The SCOA establishes procedures to be followed by the Applicants which result in Alliant Energy combined generation being centrally dispatched, subject to operational and reliability constraints. Production costs are to be allocated under the SCOA such that cost sharing occurs only when it is more economical for a given operating utility to purchase pool energy from the production facilities of one of the associate companies, or from the wholesale market, and is therefore subject to FERC jurisdiction.

     In order to implement the SCOA, the Applicants' subsidiary service company (Services) acts as agent for the operating companies to conduct joint dispatch of their generating resources and to operate the transmission facilities as a single integrated system pursuant to open access transmission tariffs.

     On January 15, 1997, the FERC issued a hearing order in Docket No. ER96-2560-000 and determined that the SCOA had not been shown to be just and reasonable and therefore made the SCOA effective on the date of the consummation of the merger, made suggested changes with respect to the SCOA, and set the matter for hearing.


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     On July 3, 1997 the presiding judge issued his Initial Decision in Docket
No. ER96-2560-000 and found the merger to be consistent with the public interest under section 203 of the FPA and approved the merger and the amended SCOA. The presiding judge's decision regarding the SCOA was adopted by FERC in its November 12, 1997 Order in the consolidated merger docket (Docket No. EC96-13-000, et. al.).

III. APPROVAL OF THE MERGER

     THE MERGER CONFERS BENEFITS.
     ----------------------------

     IPC believes the merger offers benefits in the form of:

     o Maintenance of Competitive Rates -- IP&L will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than IES or IPC standing alone. The Merger will create the opportunity for financial and operational benefits for customers in the form of more competitive rates over the long term and offers shareholders greater financial strength and financial flexibility.

     o Integration of Corporate and Administrative Functions -- IP&L will be able to consolidate certain administrative functions of IES and IPC, thereby reducing non-labor corporate and administrative expenses. In addition, some savings in areas such as regulatory costs, legal, audit and consulting fees are expected to be realized.

     A.   DESCRIPTION OF MERGER TRANSACTION

     Under the terms of the Agreement and Plan of Merger entered into between


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the Applicants as of March 15, 2000, IPC will merge into IES. The surviving corporation will be renamed as Interstate Power and Light Company upon the consummation of the merger, at which time all of the shares of common stock of IPC, wholly owned by Alliant Energy, will be cancelled and shares of common stock of IP&L will be issued.

     The SCOA agreement and the costs allocated to the Alliant Energy utilities will not change as a result of the IPC/IES merger. It is IPC's intention that all generation-related costs that are allocated to IPC under the SCOA will not change as a result of the IPC/IES merger. Consequently IPC's Minnesota customers receiving bundled service will not experience any rate changes solely due to the IPC/IES merger. Fuel costs allocated to IPC under the SCOA and charged to IPC's Minnesota customers under the Minnesota fuel clause will not change as a result of the IPC/IES merger. It is also IPC's expectations that the current Services agreement that has been approved by the Commission will continue without any change due to the IPC/IES merger except that after the merger IP&L will be allocated IES's and IPC's share of Services' costs.

     As of December 31, 1999, on a pro forma basis, Interstate Power and Light Company had combined total assets of approximately $2.5 billion. For the year ended December 31, 1999, the combined utility revenues of IES and IPC were $1,145 million, 81 percent from electric and 17 percent from gas. IP&L's retail utility subsidiaries served approximately 512,000 electric and 234,000 natural gas customers. IP&L's service territory will include portions of Minnesota, Iowa and Illinois. A map of IP&L's service area is found in Attachment A.


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     IPC and IES have concurrently filed their joint application for approval of the merger with the FERC. Applications have been or will be filed with Iowa Utilities Board and the Illinois Commerce Commission. Required filings to the SEC, Nuclear Regulatory Commission and the Federal Communications Commission will be made later this year. It is expected that the regulatory approval processes will be complete in 9 months.

     ALLIANT ENERGY HAS UTILITY AND NON-UTILITY SUBSIDIARIES.
     --------------------------------------------------------

     The business of Alliant Energy consists of owning utility operations and various non-utility enterprises, including independent power projects. Alliant Energy will have two wholly-owned utility subsidiaries, IP&L and WPL, as well as a number of non-utility subsidiaries. The basic organizational structure of Alliant Energy is shown on Attachment B. The headquarters of IP&L will be in Cedar Rapids, Iowa. It will operate as a combination electric and gas utility in Minnesota, Iowa and Illinois.

     METHOD APPLICANT WILL USE TO ACCOUNT FOR THE MERGER.
     ----------------------------------------------------

     IPC and IES plan to account for the merger at historical cost in a manner similar to that in a pooling of interests accounting. The accounting treatment is described as similar to pooling of interests accounting because Accounting Principles Board Opinion No. 16, Business Combinations, defines pooling of
                                 ---------------------
interests accounting as being applicable to combinations of non-affiliated business entities. AIN-APB16 # 39, Business Combinations, provides for an
                                   ---------------------
identical combination involving affiliated entities to be accounted for in a manner similar to a pooling of interests. IPC and IES are affiliated entities


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because each is a wholly-owned subsidiary of Alliant Energy. Under the accounting treatment identified above, the combination of the ownership interests of the two companies is recognized and the recorded assets, liabilities, and capitol accounts are carried forward at existing historical balances to the financial statements of IP&L.

     B.   BENEFITS OF THE MERGER

     The merger of IPC and Ies is expected to create cost savings that should permit the reduction of future rates of each company below the level that could be realized on a stand-alone basis. The approximate $2.7 million of net present valued cost savings realized in the first ten years of post-merger operations will benefit customers in all jurisdictions and result in a more competitive company.

     C.   COSTS OF THE MERGER

     Transaction costs, such as legal and consulting fees, will be incurred. Transaction costs of $100,000 are estimated to be incurred to complete the merger. This estimate includes legal fees incurred through the regulatory approval process. These types of fees are normally incurred as part of corporate combinations.

     D.   IMPACTS OF THE MERGER

     IPC and IES have strong records for reliable, efficient and cost-effective power plant operations and distribution service. The companies each have facilities that rank among the best nationally. The companies also have achieved strong records in safety and environmental protection. It is anticipated the merger will enable the companies to build upon these achievements to further


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improve operations and customer service. There will be no degradation of operations, reliability or service as a result of the merger.

     THE FOCUS ON CUSTOMER SERVICE WILL REMAIN HIGH.
     -----------------------------------------------

     IPC and IES currently strive to achieve high customer satisfaction levels. It is the companies' intent to maintain and even improve service to customers during the implementation phase and going forward. It is not anticipated that any Minnesota direct customer service functions will be eliminated or reduced as a result of the merger. The companies believe that combining their strengths will enable them to offer improved service and lower prices to customers in the long run.

     ALLIANT ENERGY'S PLEDGE TO SUSTAIN COMMUNITY COMMITMENT.
     --------------------------------------------------------

     IPC and IES have long maintained a corporate philosophy of active civic involvement in the communities they serve. The companies have provided service to large and small communities and appreciate the importance of utility participation in local affairs and economic development. Recognizing this, the companies plan to continue their commitment to the communities they serve. In addition, the merger will result in a number of economic benefits to the combined service area. Ensuring continued competitive electric and gas rates over the long term for customers will help make existing businesses more competitive and make the areas more attractive to new business, thereby increasing the tax base, adding jobs and strengthening the regional economy.


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     STATE REGULATION WILL CONTINUE TO HAVE EFFECTIVE OVERSIGHT.
     -----------------------------------------------------------

     The merger will not prevent the general ability of federal and state regulators to review the companies' costs, operations and resource plans. The level of responsiveness to state regulators and their access to company books and records and management will not change as a result of the merger.

     Essentially, all of IPC's existing preferred securities will remain outstanding as preferred stock of IP&L after the merger is complete.

     All debt currently issued and outstanding by the companies will remain outstanding after the merger. IP&L will assume all debt, liabilities and other obligations of the existing IPC. Under the proposed merger agreement bondholders will continue to have their preexisting rights after the merger. The first lien on the properties subject to the indentures immediately prior to the merger will remain in place. Similarly, with respect to unsecured debt, the IP&L will assume the unsecured debt of the existing IPC.

IV.  CONCLUSION

     Based on the foregoing, IPC submits the proposed merger transaction with Ies is in the public interest and requests Commission authorization to complete the transaction.


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